UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-252520) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendments to Executive Employment Agreements

On December 28, 2023, the Company entered into a Third Amendment to Employment Agreement (the “Ingriselli Third Amendment”) with Frank Ingriselli, the Company’s President. The effective date of the Ingriselli Third Amendment was January 1, 2024. The Ingriselli Third Amendment amended and restated that certain Employment Agreement between the Company and Mr. Ingriselli, effective February 1, 2019, as amended by certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Ingriselli First Agreement”), and certain Second Amendment to Employment Agreement, effective as of January 1, 2022 (the “Ingriselli Second Agreement”).

Pursuant to the Ingriselli Third Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2025, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; (ii) the pre-tax annual base salary for Mr. Ingriselli will remain at US$150,000; and (iii) Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 ordinary shares vesting on July 1, 2024 and 30,000 ordinary shares vesting on January 1, 2025, under a lock-up period of 180 days from each vesting date.

On January 1, 2024, the Company entered into a Third Amendment to Employment Agreement (the “Overholtzer Third Amendment”) with Gregory Overholtzer, the Company’s Chief Financial Officer. The effective date of the Overholtzer Third Amendment was January 1, 2024. The Overholtzer Third Amendment amended and restated that certain Employment Agreement between the Company and Mr. Overholtzer, effective February 1, 2019, as amended by certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Overholtzer First Agreement”), and certain Second Amendment to Employment Agreement, effective as of January 1, 2022 (the “Overholtzer Second Agreement”).

Pursuant to the Overholtzer Third Amendment: (i) the term of the Overholtzer Agreement was extended to December 31, 2025, unless terminated earlier pursuant to the terms of the Overholtzer Agreement; and (ii) the pre-tax annual base salary for Mr. Overholtzer will remain at US$80,000.

Except for the foregoing, no further changes were made to either the Ingriselli Agreement or the Overholtzer Agreement.

The foregoing description of the Ingriselli Third Amendment and the Overholtzer Third Amendment is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: January 3, 2024	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Third Amendment to Employment Agreement, dated December 28, 2023, between the Company and Frank Ingriselli.
10.2	Third Amendment to Employment Agreement, dated January 1, 2024, between the Company and Gregory Overholtzer.